February 19, 2025

Brandon Jay Tobey
Managing member
North Star Recovery & Wellness, LLC
6550 Millrock Dr #300
Salt Lake City, UT 84121

        Re: North Star Recovery & Wellness, LLC
            Offering Statement on Form 1-A
            Filed February 12, 2025
            File No. 024-12571
Dear Brandon Jay Tobey:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Arden Anderson